[LETTERHEAD]

January 8, 2008

Ms. Elaine Wolff
Legal Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       By Design, Inc. (the Company)
Form SB-2 Registration Statement, Amendment No. 1
File Number: 333-145760

Dear Ms. Wolff;

This is in response to your October 30, 2007 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1.            We note your response to comment 7. Item 407 of Regulation S-B specifically calls for certain director independence disclosure even if your company is not a listed issuer on a national exchange or an automated quotation system. Please disclose in your document that none of the company’s directors are independent.

Your comment has been noted. The Company made the required additional disclosure.

Prospectus Cover Page

2.            We note your response to comment 9. Because the prospectus cover page still includes duplicate Item 501 of Regulation S-B disclosure (see the paragraphs at the top and bottom of the prospectus cover page, respectively), we reissue that comment. See Item 501 of Regulation S-B.

Your comment has been noted. The Company made the required deletion.

Our Company, page 4

Ms. Elaine Wolff
January 8, 2008

3.            We note your response to comment 11. On page 4, the updated disclosure states, “We market the interior design of real estate projects for our clients, including the sale of associated products through our parent company. We also provide custom accessories and interior design consu1ting through out parent company.” The revised disclosure still does not provide the reader with a sufficient summary of your business. Please explain specifically what you mean by “market the interior design of real estate projects for our clients.” Also, please provide a more in- depth description of your consulting services. Finally, please clarify what you mean by “markets hand-carved interior and exterior natural stone ornamentation and architectural elements”

            The Company has made the required additional disclosure.

Risk Factors, page 5

4.            We note your response to comment 15. Several of your risk factor headings and risk factor descriptions do not indicate the risk to the investor. For example, but without limitation, refer to the risk factor heading We have a history of losses and my continue to have losses in the future. We have negative stockholders equity.  That heading does not summarize the risk to the investor of investing in a company with a history of losses and negative stockholders equity. Nor do you disclose the risk to the investor in the actual risk factor description. Please revise all of your risk factor headings and descriptions to provide the risk to the investor.

The Company has made the required additional disclosure and revisions as appropriate.

5.            We note your response to comment 18. Because your revised disclosure does not include risk factors addressing risks related to your specific business, including your principal product and service lines, we reissue that comment.

The Company has made the required revisions.

We have had a history of losses and may continue...page 5

6.            You state, “From 2003 through December 31, 2005, we generated no revenue.” Please revise your disclosure to indicate when you were incorporated and which losses are attributed to your company versus those losses attributed to your predecessor company. As currently written, this risk factor gives the impression that your business has been in operation at least since 2003. Please clarify.

The Company has made the required revisions.

Ms. Elaine Wolff
January 8, 2008

As a company with limited operating history…page 6

7.            As currently written, this risk factor gives the impression that your business has been in operation since 1996. Please revise to clarify that your predecessor company was in operation from 1996 until your incorporation in 2005. Also, please explain what you mean by “our operations actually began in 2005 with organizational efforts.”

The Company has made the required revisions.

Our operations are subject to our ability…page 6

8.            Please disclose specific factors that impact your ability to develop and to market your services and products. Also, please remove the second sentence from this risk factor description as it does not appear to be related to your ability or inability to market your products and services and the risk posed thereby.

We currently have only two suppliers, page 7

9.            Please provide a more thorough description of the risk posed by having only two suppliers. Also, please disclose which specific products and services are supplied by each supplier and how the loss of either supplier would impact your ability to offer those products and services.

The Company has made the additional disclosures.

Management’s Discussion and Analysis …page 13

Results of Operations, page 14

10.            Please explain why operating expenses decreased significantly for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

The Company has provided additional disclosure.

11.            You state that your operating expense include professional fees. Please describe those professional fees.

The Company has provided additional disclosure.

Ms. Elaine Wolff
January 8, 2008

12.            We reviewed your response to our prior comment 34 and the related revisions to your NW&A disclosure. We are still unclear how a certain portion of your discussion of results from operations reconciles to your Consolidated Statements of Operations. Specifically, in your discussion of cost of goods sold for the six months ended June 30, 2007 you indicate that “annual revenues remained relatively flat from the previous year but costs of services declined.” However, it appears from your Consolidated Statements of Operations that annual revenues increased by 109% and costs of goods sold increased. Furthermore, it does not appear that the amounts disclosed for operating expenses for the period ended June 30, 2007 and June 30, 2006 agree to the amounts disclosed on the face of your Consolidated Statements of Operations. Finally, it does not appear that you have provided an explanation for the fluctuations in costs of goods sold or operating expenses from June 30, 2006 to June 30, 2007. Please revise your MD&A discussion accordingly or explain to us why no revision is necessary. Reference is made to Item 303 of Regulation S-B.

The Company has revised the disclosure in this section and updated as a result of the use of the September 30 numbers.

Description of Business, page 18

13.            We note your response to comment 37. Please provide a more thorough description of your products and services. For example, but without limitation, please expand your discussion of your “remodeling and new construction” services. Also, describe what consulting services you provide and how your fees are calculated.

The Company has provided additional disclosure.

14.            We note your disclosure on page 20 that you import all of your products from China and Mexico. We also note your disclosure on page 7 that you only use two suppliers. Please provide a thorough description of your import activities and your suppliers.

The Company has provided additional disclosure.

15.            We note you have included an employee discussion on page 20 that is repeated on page 21. Please remove the repetitive disclosure.

The Company has made the required deletion.

Raw Materials, page 20

Ms. Elaine Wolff
January 8, 2008

16.            Please clarify how you acquire raw materials and explain how raw materials impact your business. That fact that raw materials are available should not impact whether the acquisition of such materials is material to your business.

The Company has provided additional disclosure.

Clients and Competition, page 20

17.            We note that you have simply repeated your risk factor from page 7 and have not included a discussion of your four main clients. Please revise your competition discussion to describe your main competitors (as opposed to merely repeating the risk factor) and how specifically they compete with your business. Also, please describe your four main clients and how they contribute to your results of operations.

The Company has provided additional disclosure.

Certain Relationships and Related Transactions, page 22.

18.            Please disclose that one of your main customers is a 49% owner of Stone Select, LLC, and disclose any material issues.

The Company has provided additional disclosure. Please note, however, that Mr. Bush does not own any of our four main customers but only provides architectural services from time to time to them. As a result, we do not see a risk factor which arises as a result of this relationship.

19.            We note your disclosure that you have no plans to repay your related, party advances. Please clarify this statement for us and in your filing. Within your response, please tell us why it is appropriate to record this item as a liability as opposed to a capital contribution. Reference is made to footnote 1 in APB 26.

It is the Company’s intention to repay the related party advances at some point in the future when the Company has sufficient cash. However, since there is no definitive plan, the Company cannot give the terms of the repayment. The Company has provided additional disclosure regarding this arrangement. The clarifying response reads, “…..no ability at the current time to repay related party advances”, instead of “….no plans to repay”.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page F-1

Consolidated Statements of Stockholders’ Equity, page F-6

Ms. Elaine Wolff
January 8, 2008

20            We reviewed your response to our prior comment 52. We are unclear how you determined that the fair value of shares issued to employees was equal to the par value. Explain to us in detail the process used by the Company to determine the fair value of the common shares on the issuance date. In. your response, explain to us how the Company considered the sale of 197,802 shares of stock for approximately $.50 per share in July 2005 as an indicator of fair value and explain to us what significant events occurred between February 2005 and July 2005 that would justify a $.50 increase in the fair value of the Company’s stock.

Regarding the valuation of the original issuance of 9,000,000 founders’ shares for services in February 2005 at $.001 or $9,000, the shares were accepted by the founders’ to be valued at $.001 as equating to the estimated value of the services the founders had provided, based on time expended in the formation stage of the Company. Regarding the valuation of the sales of stock in July 2005 at $.50 per share, the Company established a fair value of $.50 per share for these shares based on the fact that the Company offered the stock for sale at $.50 per share, and the buyers were willing to and did pay $.50 per share in cash by their own free choice to do so, with the cash being the indicator of fair value as determined by the actions of the buyer in response to the offer by the Company. Between February 2005 and July 2005 the Company undertook actions to establish its business including setup and management of facilities, record keeping systems, supplier lines, and customer bases.

Notes to Financial Statements, page F-8

Note 1. Organization, Operations and Summary of Significant Accounting…page F-8

21.            It appears that you inadvertently removed your previous related party footnote disclosure regarding the related party advances. Please revise your filing to reinsert this disclosure.

Please note that a portion of the disclosure was inadvertently left out upon edgarization. Full footnote 2 has been reinserted.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
    David J. Wagner